Exhibit 4.1

DESCRIPTION OF HEICO CORPORATION CAPITAL STOCK
General
HEICO Corporation ("we," "us," "our," or the "Company") is authorized to issue 150,000,000 shares of Common Stock, par value $.01 per share, 150,000,000 shares of Class A Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share. As of October 31, 2019, (i) 54,142,746 shares of Common Stock were outstanding and such shares were held by approximately 310 holders of record and (ii) 80,353,111 shares of Class A Common Stock were outstanding and such shares were held by approximately 308 holders of record. None of the Preferred Stock is outstanding.

The transfer agent and registrar for the Common Stock and Class A Common Stock is Computershare Investor Services, telephone number (866) 524-0690.

The following descriptions of the Common Stock, the Class A Common Stock and the Preferred Stock are based on our Articles and Bylaws and applicable Florida law.

Common Stock

Each holder of Common Stock is entitled to one vote for each share owned of record on all matters presented to the shareholders.  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding Preferred Stock.  The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.  As of October 31, 2019, 8,777,000 shares are reserved for issuance as either Common Stock or Class A Common Stock under our existing stock option plans.

Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in our revolving credit facility.  No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to any such dividends or distributions, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock.

Class A Common Stock

Each holder of Class A Common Stock is entitled to the identical rights as the holders of Common Stock, except that each share of Common Stock will entitle the holder thereof to one vote in respect of matters submitted for the vote of holders of Common Stock, whereas each share of Class A Common Stock will entitle the holder thereof to one-tenth of a vote on such matters.

Preferred Stock

Our Board of Directors is authorized, without further shareholder action, to designate and issue from time to time one or more series of Preferred Stock.  The Board of Directors may fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions of any series of Preferred Stock so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges.  Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise senior to the rights of holders of Common Stock and Class A Common Stock. As of October 31, 2019, the Board of Directors has not issued any shares of Preferred Stock.

Anti-takeover Effects of Certain Provisions of Florida Law, Our Articles of Incorporation and Bylaws, and the Preferred Stock Purchase Rights

Articles and Bylaws.  Some of the provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects and may discourage, delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest.  These provisions do the following:

•	establish advance notice procedures for the nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders’ meetings;

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provide that special meetings of the shareholders may be called by the Chairman of the Board of Directors or the President of HEICO or by a majority of the Board of Directors and shall be called by the President or the Secretary at the request of a majority of the Board of Directors then in office or at the request of the holders of not less than one-tenth (1/10th) of all the outstanding shares of the corporation entitled to vote at the meeting;

•	authorize the issuance of 10,000,000 shares of Preferred Stock with the designations, rights, preferences and limitations as may be determined from time to time by the Board of Directors;

•	authorize the issuance of 150,000,000 shares of Common Stock having one vote per share; and

•	authorize the issuance of 150,000,000 shares of Class A Common Stock having 1/10th vote per share.

Accordingly, without shareholder approval, the Board of Directors can, among other things,

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issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting powers or other rights of holders of our Common Stock and Class A Common Stock; and

•
help maintain the voting power of existing Common Stock shareholders and deter or frustrate takeover attempts that existing holders of Common Stock might consider to be in their best interest by issuing additional shares of Class A Common Stock.

Florida Law. Furthermore, some of the provisions of the Florida Business Corporation Act could have the effect of delaying, deferring or preventing a change in control.